SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-30756

                            CUSIP Number 747936 102

                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 31, 2001
                             ----------------------------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:    Questec, Inc.
                         -------------------------------------------------------

Former name if applicable:
                          ------------------------------------------------------

                            160B West Industry Court
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           Address of principal executive office (Street and number)


                           Deer Park, New York 11729
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                            City, state and zip code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[x]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and [Amended in Release No. 34-26589 (72,435), effective
     |         April 12, 1989, 54 F.R. 10306.]
     |
[ ]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Questec, Inc. (the "Registrant") was not, without unreasonable effort or expense, able to complete its Form 10-QSB for the fiscal quarter ended December 31, 2001, by the close of business on February 14, 2002. Because of management's time commitment to the Registrant's business, completion of the normal process in connection with the preparation of the Form 10-QSB could not be achieved before the filing deadline.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Derek L. Donaldson              (631)             243-1880
     ---------------------------------------------------------------------------
           (Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attached Extra Sheet No. 1
     ------------------------------


                                 Questec, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 15, 2001          By /s/  Derek L. Donaldson
    -------------------            ---------------------------------------------
                                   Derek L. Donaldson, President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                           Attached Extra Sheet No. 1
                           --------------------------

Explanation for Item 3, Part IV - The Registrant currently expects to report an estimated net loss of approximately $47,000 or $0.00 per share for the fiscal quarter ended December 31, 2001, compared to a net loss of $306,533 or $0.01 per share for the fiscal quarter ended December 31, 2000. The decrease in net loss is primarily the result of a 425% increase in the Registrant's net sales and a 48% decrease in total operating expenses. The Registrant also currently expects to report estimated net income of $78,000 or $0.00 per share for the fiscal six months ended December 31, 2001, compared to a net loss of $466,690 or $0.01 per share for the fiscal six months ended December 31, 2000. The increase in net income is primarily the result of (1) a 183% increase in the Registrant's gross profit because of a 155% increase in net sales and only a 59% increase in cost of goods sold and (2) a 31% decrease in total operating expenses.